SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            ALLCITY INSURANCE COMPANY
                            (Name of Subject Company)


                            ALLCITY INSURANCE COMPANY
                        (Name of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                    016752107
                      (CUSIP Number of Class of Securities)


                                ROCCO J. NITTOLI
                            ALLCITY INSURANCE COMPANY
                                 45 MAIN STREET
                               BROOKLYN, NY 11201
                             TELEPHONE: 718-422-4000
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)



[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

                                 SCHEDULE 14D-9

                This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates to an offer by Leucadia National Corporation, a New York corporation ("Leucadia"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Allcity Insurance Company, a New York corporation ("Allcity"), that are not already owned by Leucadia or its affiliates.

ITEM 1.    SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the subject company is Allcity Insurance Company. Allcity's principal executive offices are located at 45 Main Street, Brooklyn, New York 11201-3731 and its phone number is (718) 422-4000.

(b) Securities. As of March 31, 2003, there were 7,078,625 shares of Common Stock issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The name, business address and business telephone number of Allcity, which is the person filing this Schedule 14D-9, are set forth in Item 1 of this Schedule 14D-9. The filing person is the subject company.

(d) Tender Offer. This Schedule 14D-9 relates to the cash tender offer disclosed in the Schedule TO, dated April 29, 2003 (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission"), by Leucadia, relating to an offer by Leucadia to purchase all of the issued and outstanding shares of Common Stock not already owned by Leucadia and its affiliates, for an amount equal to $2.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 29, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, and are incorporated herein by reference in their entirety.

           As set forth in the Schedule TO, the principal executive office of Leucadia is located at 315 Park Avenue South, New York, New York 10010.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(d) Conflicts of Interest. Except as described in this Item 3, or incorporated herein by reference, there exists on the date hereof, to the best knowledge of Allcity, no material agreement, arrangement or understanding and any actual or potential conflict of interest between Allcity or its affiliates and: (i) Allcity, its executive officers, directors or affiliates; or (ii) Leucadia, its executive officers, directors or affiliates.

           The information set forth in Allcity's Form 10-K for the fiscal year ended December 31, 2002, as amended, under the title "ITEM 11. EXECUTIVE COMPENSATION" is filed as Exhibit (e) hereto and is incorporated herein by reference.

           The information set forth in the Offer to Purchase under the titles "INTRODUCTION," "SPECIAL FACTORS - 1. Background of the Offer, 2. Recommendation of the Special Committee of the Board; Fairness of the Offer, 6. Interests of Certain Persons in the Offer, 7. The Plan of Acquisition and the Merger, 9. Beneficial Ownership of Common Stock,
           10. Transactions and Arrangements Concerning the Shares, and 11. Related Party Transactions" is incorporated herein by reference.



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
ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation Recommendation. Each member of the Board of Directors of Allcity is also a member of the Board of Directors of Empire Insurance Company. In addition, 5 out of 13 directors of Allcity are also executive officers of Leucadia (two of whom, Ian M. Cumming and Joseph S. Steinberg, are also directors and principal shareholders of Leucadia) and one other director out of the 13 directors is also a director of Leucadia. The Board of Directors of Allcity established a Special Committee comprised solely of directors who are not affiliated with Leucadia. The Special Committee has retained Sanders Morris Harris Inc., as its financial advisor and has retained its own counsel.

           On March 31, 2003, the Special Committee unanimously determined that the terms of the Offer are fair to, and in the best interest of, the shareholders of Allcity (other than Leucadia and its affiliates), and unanimously determined to recommend that the Board of Allcity (i) approve the Offer, (ii) determine that the Offer is fair to and in the best interests of the shareholders of Allcity (other than Leucadia and its affiliates) and (iii) recommend that the holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer.

           At a meeting held on April 8, 2003, the Board of Allcity, by the unanimous vote of all those present, based solely on the favorable recommendation of the Special Committee, determined (i) to accept the Special Committee's recommendation and determined that the terms of the Offer are fair to and in the best interests of the shareholders of Allcity (other than Leucadia and its affiliates) (ii) to approve the Offer and (iii) to recommend that Allcity's shareholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

(b) Reasons. The information set forth in the section of the Offer to Purchase under the title "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" is incorporated herein by reference.

(c) Intent to Tender. To the best of Allcity's knowledge, after reasonable inquiry, all of the directors or executive officers of Allcity, other than those individuals, if any, for whom the tender of shares of Common Stock could cause them to incur liability under the provisions of Section 16(b) of the Exchange Act, and other than those individuals who intend to make charitable contributions of the shares of Common Stock, intend to tender to Leucadia, pursuant to the Offer, or sell the shares of Common Stock held by them.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the titles "SUMMARY TERM SHEET," "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" and "THE TENDER OFFER - 13. Certain Fees and Expenses" is incorporated herein by reference.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(b) Securities Transactions. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS - 10. Interests of Certain Persons in the Offer" is incorporated herein by reference.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

(d) Subject Company Negotiations. Except as set forth herein or in the portions of the Offer to Purchase incorporated herein by reference, Allcity is not currently undertaking or engaging in any negotiations in response to the tender offer that relate to: (i) a tender offer or other acquisition of Allcity's securities by Allcity, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving Allcity; (iii) any purchase, sale or transfer of a material amount of assets of Allcity; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Allcity.


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
           Except as set forth herein or in the portions of the Offer to Purchase incorporated herein by reference, there are no transactions, resolutions of the Board of Directors of Allcity, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph. The information set forth in "SPECIAL FACTORS - 1. Background of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.    ADDITIONAL INFORMATION.

(b) Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference

ITEM 9.    EXHIBITS.

(a)(1) Offer to Purchase, dated April 29, 2003 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO of Leucadia filed with the Commission on April 29, 2003).

(a)(2)     Letter of Transmittal (incorporated herein by reference to Exhibit
           (a)(2) to the Schedule TO of Leucadia filed with the Commission on April 29, 2003).

(a)(3) Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) to the Schedule TO of Leucadia filed with the Commission on April 29, 2003).

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(4) to the Schedule TO of Leucadia filed with the Commission on April 29,
           2003).

(a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO of Leucadia filed with the Commission on April 29, 2003).

(a)(6) Text of the joint press release issued by Leucadia and Allcity, dated April 29, 2003 (incorporated herein by reference to Exhibit (a)(6) to the Schedule TO of Leucadia filed with the Commission on April 29,
           2003).

(a)(7) Letter to stockholders from Rocco J. Nittoli of Allcity Insurance Company, dated April 29, 2003 (incorporated herein by reference to Exhibit (a)(7) to the Schedule TO of Leucadia filed with the Commission on April 29, 2003).

(a)(8) Opinion of Sanders, Morris, Harris, Inc., dated as of March 31, 2003 (incorporated herein by reference to Exhibit (c)(1) to the Schedule TO of Leucadia filed with the Commission on April 29, 2003).

(a)(9) Report presented by Sanders, Morris, Harris, Inc. to the Special Committee of the Board of Directors of Allcity Insurance Company on March 31, 2003 (incorporated herein by reference to Exhibit (c)(2) to the Schedule TO of Leucadia filed with the Commission on April 29,
           2003).

(e) The section titled "ITEM 11. EXECUTIVE COMPENSATION" from Allcity's Form 10-K/A for the fiscal year ended December 31, 2002 (incorporated herein by reference to Allcity's Form 10-K/A, filed with the Commission on April 28, 2003).

(g)        None.


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
                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I hereby certify as of April 29, 2003 that the information set forth in this statement is true, complete and correct.



                                 ALLCITY INSURANCE COMPANY

                                 By:    /s/ Rocco J. Nittoli
                                        ---------------------------------------
                                 Name:  Rocco J. Nittoli
                                 Title: Chief Operating Officer















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
                                  EXHIBIT INDEX


EXHIBIT NO.                               DESCRIPTION
-----------                               -----------

(a)(1)            Offer to Purchase, dated April 29, 2003.

(a)(2)            Letter of Transmittal.

(a)(3)            Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(6) Text of the joint press release issued by Leucadia and Allcity, dated April 29, 2003, announcing that Leucadia National Corporation has commenced a tender offer for Allcity Insurance Company shares.

(a)(7) Letter to stockholders from Rocco J. Nittoli of Allcity Insurance Company, dated April 29, 2003.

(a)(8)            Opinion of Sanders, Morris, Harris, Inc., dated as of March
                  31, 2003.

(a)(9) Report presented by Sanders, Morris, Harris, Inc. to the Special Committee of the Board of Directors of Allcity Insurance Company on March 31, 2003.

(e) The section titled "ITEM 11. EXECUTIVE COMPENSATION" from Allcity's Form 10-K/A for the fiscal year ended December 31, 2002.

(g)               None.





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